GUARANTY BANCSHARES, INC.

100 West Arkansas Street

Mount Pleasant, Texas 75455

April 13, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Era Anagnosti

Re:	Guaranty Bancshares, Inc.

Request for Accelerated Effectiveness

Registration Statement on Form S-4

File No. 333-224022

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Guaranty Bancshares, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 so that it will become effective at 4:00 p.m. Eastern Time on Monday, April 16, 2018, or as soon as possible thereafter.

Please contact Derek W. McGee, Esq. of Fenimore, Kay, Harrison and Ford, LLP at (512) 583-5902 or William T. Teten of Fenimore, Kay, Harrison and Ford, LLP at (512) 583-5915 with any questions you may have with this request. In addition, please notify either Mr. McGee or Mr. Teten by telephone when this request for acceleration has been granted.

Very truly yours,

GUARANTY BANCSHARES, INC.

By:	/s/ Tyson T. Abston
Name:	Tyson T. Abston
Title:	Chairman and Chief Executive Officer

cc:	Derek W. McGee, Fenimore, Kay, Harrison & Ford, LLP

William T. Teten, Fenimore, Kay, Harrison & Ford, LLP